Exhibit 12.1

Bank of the Ozarks, Inc.

Calculation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

The following table presents the calculation of the consolidated ratios of (i) earnings to fixed charges and (ii) earnings to fixed charges and preferred stock dividends for the periods presented:

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Add:
Net income before income taxes	$172,447	$131,414	$110,999	$151,511	$90,538
Fixed charges	21,225	18,831	21,825	30,645	34,584
Other	1	3	4	3	7
Less:
Interest capitalized	(24)	(24)	(24)	(24)	(24)
Noncontrolling interest of subsidiaries	(18)	28	20	(18)	(77)

Earnings	193,631	150,252	132,824	182,117	125,028

Fixed Charges:
Interest expense:
Deposits	8,566	6,103	8,982	11,686	20,047
FHLB advances and subordinated debentures	12,389	12,531	12,618	18,749	14,290
Interest capitalized	24	57	70	51	139
Estimated interest included within rental expense	246	140	155	159	108
Preferred dividend requirements	—	—	—	—	—

Fixed Charges	21,225	18,831	21,825	30,645	34,584

Ratio of Earnings to Fixed Charges (including deposit interest)	9.12	7.98	6.09	5.94	3.62

Ratio of Earnings to Fixed Charges (excluding deposit interest)	15.30	11.80	10.34	9.61	8.60